SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 4)*

StockerYale, Inc.
(Name of issuer)

Common Stock
(Title of class of securities)

86126 T104
(CUSIP number)

Mark W. Blodgett, Chairman and Chief Executive Officer, StockerYale, Inc.
32 Hampshire Road
Salem, New Hampshire 03079
(603) 873-8778
(Name, address and telephone number of person authorized to receive notices and communications)

October 12, 2002
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 6)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 86126 T104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Mark W. Blodgett

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,605,258 (FN1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 3,605,258 (FN1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,605,258 (FN1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 28%

14.	Type of Reporting Person (See Instructions) IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the Report on Schedule 13D, originally filed on February 13, 1997, as amended to date (collectively, the “Schedule 13D”).  Capitalized terms used but not defined herein have the meanings ascribed thereto in the Schedule 13D.

ITEM 1.              Security and Issuer.

            This Report on Schedule 13D relates to shares of common stock, par value $.001 per share (the “Common Stock”) of StockerYale, Inc. (the “Company”).  The principal executive offices of the Company are located at 32 Hampshire Road, Salem, New Hampshire 03079.

ITEM 4.              Purpose of Transaction.

            Mr. Blodgett holds the shares of Common Stock disclosed herein as directly beneficially owned by him for investment purposes.  Mr. Blodgett may, from time to time, consider acquiring additional shares of Common Stock in open market or privately negotiated transactions or disposing of certain of his existing shares to the extent such actions fit his personal investment strategy.

ITEM 5.              Interest in Securities of Issuer.

(a)           Mr. Blodgett beneficially owns 3,605,258 (FN1) shares of Common Stock, representing 28% of the 12,453,475 shares of Common Stock issued and outstanding as of October 31, 2002.  Of the foregoing shares, 437,500 shares are underlying options that are exercisable as of October 30, 2002 or within 60 days of such date.  Mr. Blodgett has previously reported indirect beneficial ownership of (i) 750,000 shares of Common Stock held of record by Helen W. Blodgett, Mr. Blodgett’s then spouse, (ii) 100,439 shares owned by the HW Blodgett TR U/A/D 1/22/86 Trust, of which Mr. Blodgett was a trustee and (iii) 174,314 shares owned by the Helen W. Blodgett Trust.  On October 12, 2002, Mr. Blodgett received 300,000 of Helen W. Blodgett’s shares of Common Stock pursuant to a divorce settlement, and resigned as trustee of the HW Blodgett TR U/A/D 1/22/86 Trust.  As a result, Mr. Blodgett no longer indirectly beneficially owns the remaining 450,000 shares of Common Stock held of record by Ms. Blodgett or the 100,439 shares owned by the HW Blodgett TR U/A/D 1/22/86 Trust.  In addition, Mr. Blodgett’s prior disclosure inadvertently reported indirect beneficial ownership of 174,314 shares of Common Stock owned by the Helen W. Blodgett Trust; these shares are actually held by a different trust, of which Mr. Blodgett is the settlor and over which Mr. Blodgett does not have voting or investment control.

(b)           Mr. Blodgett has sole power to vote and dispose of 3,605,258 (FN1) shares of Common Stock.

(c)           On October 12, 2002, Mr. Blodgett received 300,000 of Helen W. Blodgett’s shares of Common Stock pursuant to a divorce settlement.  On November 8, 2002, Mr. Blodgett gifted 15,000 shares to his brother.

(d)           Not applicable.

(e)           Not applicable.

ITEM 6.                                                     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

            Mr. Blodgett holds 869,400 options to purchase shares of Common Stock, of which 437,500 are currently exercisable or exercisable within 60 days of October 23, 2002, pursuant to the following option agreements:

(i)                         a Nonqualified Stock Option Agreement for 60,000 shares of Common Stock, dated as of January 1, 1999, pursuant to the Company’s 1996 Stock Option and Incentive Plan;

(ii)                      a Nonqualified Stock Option Agreement for 70,000 shares of Common Stock, dated as of April 1, 1999, pursuant to the Company’s 1996 Stock Option and Incentive Plan;

(iii)                   a Nonqualified Stock Option Agreement for 190,000 shares of Common Stock, dated as of May 20, 1999, pursuant to the Company’s 1996 Stock Option and Incentive Plan;

(iv)                  a Nonqualified Stock Option Agreement for 40,000 shares of Common Stock, dated as of February 1, 2000, pursuant to the Company’s 1996 Stock Option and Incentive Plan;

(v)                     a Nonqualified Stock Option Agreement for 310,000 shares of Common Stock, dated as of April 2, 2001, pursuant to the Company’s 2000 Stock Option and Incentive Plan;

(vi)                  a Nonqualified Stock Option Agreement for 125,400 shares of Common Stock dated as of May 15, 2002, pursuant to the Company’s 2000 Stock Option and Incentive Plan; and

(vii)               a Nonqualified Stock Option Agreement for 74,000 shares of Common Stock dated as of October 1, 2002, pursuant to the Company’s 2000 Stock Option and Incentive Plan.

                Each of these agreements is based upon either (i) the form of Nonqualified Stock Option Agreement for employees under the Company’s 1996 Stock Option and Incentive Plan, filed as Exhibit 10.1(c) to the Company’s Form 10-K for the year ended December 31, 2001 or (ii) the amended form of Nonqualified Stock Option Agreement for employees under the 2000 Stock Option and Incentive Plan, filed as Exhibit 10.3(g) to the Company’s Form 10-QSB for the fiscal quarter ended June 30, 2001.  These agreements contain provisions pursuant to which the options granted thereunder will vest as a result of the passage of time, subject to Mr. Blodgett’s continued employment with the Company.

                Other than the option agreements listed above and as disclosed in Item 5(a) above, Mr. Blodgett is not a party to any contract, arrangement, understanding or relationship (legal or otherwise) concerning any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.  In addition, none of the shares of Common Stock disclosed herein as beneficially owned by Mr. Blodgett have been pledged or are otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.              MATERIAL TO BE FILED AS EXHIBITS.

                                        None.

(FN1)          On Amendment No. 2 and Amendment No. 3 to the Schedule 13D, filed with the Securities and Exchange Commission on August 9, 2002 and September 5, 2002, respectively, Mr. Blodgett inadvertently reported an additional 3,148 shares of Common Stock that were not owned by him.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

November 12, 2002

/s/ Mark W. Blodgett
Mark W. Blodgett